Exhibit 99.1

Summer Drilling Continues to Add Massive Sulphide Mineralization at Lemarchant Deposit, Newfoundland

•	Seven drillholes report significant mineralization including, in DDH LM17-126, 14.4% zinc, 3.4% lead, 2.4% copper, 576.9 g/t silver and 1.1 g/t gold over 7.5 metres
•	Drill program at Lemarchant deposit ongoing with additional 4500 metres planned

VANCOUVER, Aug. 14, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report positive results from its ongoing diamond drill exploration program on the Lemarchant zinc-lead-copper-silver-gold volcanogenic massive sulphide deposit, located on the 100%-owned South Tally Pond project in central Newfoundland.

Twenty-one drillholes, totaling 4,275 metres, have now been completed with assay results received for the first 11 drillholes. Six drillholes reported significant mineralization further extending the up-dip Main Zone massive sulphide mineralization of the Lemarchant deposit. One infill drillhole intersected significant grades within the Main Zone, with three drillholes intersecting lower grade mineralization in the footwall zone.

Highlights of the assay results include:

LM17-119 : 6.99% zinc, 2.83% lead, 0.64% copper, 79.6 g/t silver, 1.27 g/t gold over 7.3 m.
LM17-121 : 5.35% zinc, 1.59% lead, 0.59% copper, 136.1 g/t silver, 2.93 g/t gold over 7.8 m.
LM17-122 : 9.78% zinc, 3.17% lead, 1.04% copper, 91.0 g/t silver, 2.92 g/t gold over 4.4 m.
LM17-124 : 8.82% zinc, 1.02% lead, 1.14% copper, 46.5 g/t silver, 0.53 g/t gold over 2.8 m.
LM17-125 : 9.29% zinc, 2.92% lead, 2.32% copper, 155.6 g/t silver, 0.55 g/t gold over 1.8 m.
LM17-126 : 14.41% zinc, 3.41% lead, 2.40% copper, 576.9 g/t silver, 1.06 g/t gold over 7.5 m.
LM17-128 : 10.26% zinc, 3.06% lead, 0.96% copper, 33.8 g/t silver, 0.24 g/t gold over 2.9 m.

"We are very pleased with the summer drilling results which has continued to extend the massive sulphide mineralization up-dip at the Lemarchant deposit with some excellent grades and widths. The 2017 winter and summer drilling programs have now outlined a significant up-dip extension to the Lemarchant deposit over a 200 metre strike length", stated Mike Vande Guchte, VP Exploration Newfoundland for Canadian Zinc Corporation. "The single infill drillhole, LM17-126 represents one of the better intercepts drilled to date at Lemarchant and further highlights the high grade nature of the deposit".

The summer drill program has focused on further testing and defining the up-dip mineralization at the Lemarchant deposit discovered during the 2017 winter drill program (see CZN news release April 18, 2017).

The new drilling has continued to successfully extend the Lemarchant Main Zone massive sulphide mineralization up-dip, by up to 80 metres on sections 101+75N through 103+25N (150 metres strike length). The up-dip mineralization typically has a well-developed footwall alteration zone with local zones of intense hydrothermal alteration and stringer mineralization. The vertical depths of the new mineralized drill intercepts range from 120 to 170 metres.

Significant assay results are provided below with a drillhole location map and key sections provided on the Canadian Zinc website (www.canadianzinc.com).

Drill Hole	Section	From (m)	To (m)	Length (m)	Zone	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
LM17-118	102+50N	139.8	153.5	13.7	FW	0.78	0.05	0.26	2.3	0.08
LM17-119	102+50N	149.1	156.4	7.3	MZ	6.99	2.83	0.64	79.6	1.27
LM17-119	102+50N	156.4	167.9	11.5	FW	2.7	0.53	0.31	18.8	0.23
LM17-120	102+50N					No significant mineralization
LM17-121	102+00N	158.3	166.1	7.8	MZ	5.35	1.59	0.59	136.1	2.93
LM17-122	102+00N	161.7	166.1	4.4	MZ	9.78	3.17	1.04	91.0	2.92
LM17-123	102+00N					No significant mineralization
LM17-124	102+00N	154.65	157.45	2.8	MZ	8.82	1.02	1.14	46.5	0.53
LM17-125	103+00N	210.0	211.8	1.8	MZ	9.29	2.92	2.32	155.6	0.55
LM17-126	103+00N	210.6	218.1	7.5	MZ	14.41	3.41	2.40	576.9	1.06
LM17-127	103+00N	139.3	147.8	8.5	FW	0.71	0.04	0.11	2.22	0.06
LM17-128	103+25N	191.2	194.1	2.9	MZ	10.26	3.06	0.96	33.8	0.24
* All intervals are core length; true thickness is estimated to be near core length; FW = Footwall, MZ = Mineralized Zone

Highlights of the drilling include:

•	Massive sulphide mineralization with mineralized barite were intersected in drillholes LM17-119 (Section 102+50N) extending the mineralized zone a further 25 metres of up-dip on Section 102+50N. The mineralized horizon, including the previously reported winter drillholes LM17-115 and LM17-116, has now been extended 80 metres up-dip along this section with the following results.
LM17-115 : 10.23% zinc, 2.19% lead, 0.78% copper, 148.4 g/t silver, 2.41 g/t gold over 7.1 m.
LM17-116 : 14.06% zinc, 6.27% lead, 1.88% copper, 382.9 g/t silver, 2.01 g/t gold over 6.0 m.
LM17-119 : 6.99% zinc, 2.83% lead, 0.64% copper, 79.6 g/t silver, 1.27 g/t gold over 7.3 m.
•	Massive to semi-massive sulphide mineralization and mineralized barite was intersected in three of the four up-dip drillholes, located along strike and 50 metres south of section 102+50N. The new drillholes added a 75-80 metres wide section of up-dip mineralization.
LM17-121 : 5.35% zinc, 1.59% lead, 0.59% copper, 136.1 g/t silver, 2.93 g/t gold over 7.8 m.
LM17-122 : 9.78% zinc, 3.17% lead, 0.75% copper, 91.0 g/t silver, 2.92 g/t gold over 4.4 m.
LM17-124 : 8.82% zinc, 1.02% lead, 1.14% copper, 46.5 g/t silver, 0.53 g/t gold over 2.8 m.
•	Drillhole LM17-126 filled in a 50 metre gap between two drillholes (LM08-33 and LM11-62) and LM17-125 confirmed the 25 metre up-dip presence of the Lemarchant resource mineralization on Section 103+00N.
LM17-125 : 9.29% zinc, 2.92% lead, 2.32% copper, 155.6 g/t silver, 0.55 g/t gold over 1.8 m.
LM17-126 : 14.41% zinc, 3.41% lead, 2.40% copper, 576.9 g/t silver, 1.06 g/t gold over 7.5 m.
•	Massive mineralization was intersected in drillhole LM17-128 extending the Lemarchant deposit mineralized zone a further 25 metres up-dip on section 103+25N.
LM17-128 : 10.26% zinc, 3.06% lead, 0.96% copper, 33.8 g/t silver, 0.24 g/t gold over 2.9 m.

The ongoing summer drill program will continue to target the expansion of the Lemarchant deposit's two mineralized zones, the Main Zone and Northwest Zone, and to test several priority geophysical targets located to the immediate south and north of the Lemarchant deposit. An additional 4,500 metres of drilling in 16-18 drillholes is anticipated for these areas.

Two other high priority base metal prospects located in the Lemarchant area, including Spencers Pond and Lost Pond are being prepared for drill testing.

2017 Ground Geophysical Program

Ground electromagnetic (EM) geophysical surveys in the Lemarchant deposit area were completed in June and focused on three priority target areas (T1, T2 and T3) located immediately south, southwest and east of the Lemarchant deposit, resulting in the identification of several new priority targets.

Each area is associated with airborne EM conductors that remain untested by drilling. Plate modeling of the surface EM data has outlined conductive trends in all three areas that are being reviewed for follow-up drill testing.

South Tally Pond Project

The South Tally Pond project covers approximately 13,700 hectares and is located in a proven mining district in the same productive volcanic belt as the past-producing Duck Pond Cu-Zn Mine, owned by Teck Resources. The Lemarchant deposit is situated 20 km southwest of the former Duck Pond Mine.

An NI43-101 mineral resource estimate completed on the Lemarchant deposit in 2012 reported an Indicated Resource of 1.24 million tonnes with an average grade of 5.45% Zn, 1.19% Pb, 0.58% Cu, 59.17 g/t Ag and 1.01 g/t Au; and an Inferred Resource of 1.34 million tonnes with an average grade of 3.70% Zn, 0.86% Pb, 0.41% Cu, 50.41 g/t Ag and 1.00 g/t Au

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit). The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 85-100% of core length. Samples were sawn from NQ-sized core with half core sections sealed in plastic bags and transported by Canadian Zinc personnel to Eastern Analytical Labs in Springdale, Newfoundland.  Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs from the sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Minerals in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples.  Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is responsible for the Newfoundland exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 14-AUG-17